December 22, 2006

Mr. Larry Spirgel

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E., Stop 3720

Washington, D.C. 20549

Re:	ACT Teleconferencing, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed April 17, 2006

Form 10-Q for Fiscal Quarter Ended June 30, 2006
File No. 0-27560

Dear Mr. Spirgel:

With respect to the comments raised by the Securities and Exchange Commission (the “SEC”) in its letter to Chief Executive Officer Mr. Gene Warren dated November 3, 2006 (the “Comment Letter”) with respect to the above-referenced Annual Report on Form 10-K and Quarterly Report on Form 10-Q, please see our responses below.

1.	Please refer to the line item, “Operating expenses – before restructuring and impairment of asset costs.” Revise to include restructuring and impairment of asset costs in operating expenses.

Response: We do have a line for total operating expenses two lines below this line. We felt that the additional disclosure provided a more accurate comparison of on-going operating expenses. The table below is directly from the 10K:

	Year ended December 31,
	2005	2004	2003	2002	2001
	($ in thousands, except per share data)
Consolidated statement of operations data :
Net revenues	$50,964	$53,540	$55,751	$53,872	$46,643
Operating expenses—before restructuring and impairment of asset costs	52,601	55,532	60,329	57,923	44,643
Restructuring and impairment of assets	14,310	16,442	—	2,000	—
Total operating expenses	66,911	71,974	60,329	59,923	44,643
Operating income (loss)	(15,947)	(18,434)	(4,578)	(6,051)	2,000
Net loss	(18,153)	(21,164)	(8,493)	(7,648)	(216)
Net loss per share
Basic	$(1.16)	$(1.41)	$(0.90)	$(0.93)	$(0.09)
Diluted	$(1.16)	$(1.41)	$(0.90)	$(0.93)	$(0.09)

2.	Please quantify each significant factor that contributed to the period-to-period changes and whether you expect the trends to continue or change and the reasons why. Also, provide a loss before tax discussion of your audio and video segments

Per 10K: Audio conferencing revenues increased to $40.5 million from $39.1 million for the years ended December 31, 2005 and 2004, respectively. The increase is due to increased operator attended and automated conferencing minutes, partially offset by lower average revenue per minute due to increased price competition. Audio conferencing accounted for 79% and 73% of our revenues for the years ended December 31, 2005 and 2004, respectively. Excluding $1.6 million in non-cash deferred audio conferencing revenue recognized in 2004, audio conferencing revenue increased by 8%, as follows:

In future filings: Audio conferencing revenues increased to $40.5 million from $39.1 million for the years ended December 31, 2005 and 2004, respectively. The increase is due to increased operator attended and automated conferencing minutes, partially offset by lower average revenue per minute due to increased price competition. Volume increases accounted for roughly $7.2 million in increased revenue, pricing concessions eroded the increase by about $4.8 million, Concert revenues increased $0.6 million, and the loss of the $1.6 million one-time 2004 deferred revenue made revenue change. We do expect the trend of increased volume at lower price per minute to continue in the near term. Audio conferencing accounted for 79% and 73% of our revenues for the years ended December 31, 2005 and 2004, respectively. Excluding $1.6 million in non-cash deferred audio conferencing revenue recognized in 2004, audio conferencing revenue increased by 8%, as follows:

Loss Before Income Taxes. Our loss before income taxes decreased from $21.1 million for the year ended December 31, 2004 to $17.9 million for 2005. This is mainly due to lower operating costs and impairment charges in 2005 compared to 2004. The loss is distributed $9.3 million to our Audio division, $6.3 million to our Video division and $2.3 million for corporate charges compared to $7.7 million, $10.5 million and $2.9 million loss for the year ended December 31, 2004, respectively.

In the Audio division, the loss is primarily due to increased selling, general and administration expenses in 2005, gross profit having increased from $14.8 million in 2004 to $16.6 million in 2005. In 2005, we incurred $25.6 of selling, general and administration costs including $9.3 million in impairment and restructuring charges compared to $22.6 million in 2004.

In the Video division, the loss is primarily due to decreased gross profit. The $4.0 million decline in revenue did not offset the $3.4 million decline in selling, general and administration expenses in 2005. 2005 selling, general and administration expenses of $6.3million (including $4.5 million in impairment and restructuring charges) is down from $13.8 million in 2004.

Corporate loss before tax is primarily interest expense.

3.	Please include future interest expense in your table of contractual obligations.

In future filings, we would provide the following disclosure:

Our contractual obligations as of December 31, 2005 are as follows:

Contractual Obligations	Total	Within 1 year	1 -3 years	After 3 years
(in thousands)
Debt	$10,715	$10,245	$470	$—
Interest	$244	$218	$26	$—
Capital lease obligations (including interest portion of payments)	145	145	—	—
Operating leases	5,179	2,584	2,273	322

	$16,039	$12,974	$2,743	$322

Interest expense is calculated on fixed term debt, and includes one month on the lines of credit. Since the lines of credit vary based on draws and payments, and the interest rates can fluctuate, the amount of interest is not fixed or easily determinable. Please see Note 3 regarding the terms of the lines of credit

4.	We note your disclosure that you periodically evaluate the carrying amount of long-lived assets based on future estimated cash flows for each reporting unit. This statement does not appear to be in compliance with SFAS 144. Please explain. In addition, please provide the disclosure required by paragraph 26 (a) of SFAS 144.

Per 10K: We periodically evaluate the carrying amount of long-lived assets based on future estimated cash flows for each reporting unit. An impairment is recognized when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair market value and are recognized in earnings. We also continually evaluate the estimated useful lives of our long-lived assets and periodically revise such estimates based on current events. In the third quarter of 2005, $1.3 million was charged to operations due to impairments of long-lived tangible assets. During the fourth quarter, we analyzed our fixed assets based on third-party liquidation values. As a result of the fourth quarter analysis, we determined that an additional impairment charge of $3.2 million was required. For 2005 impairment charges overall, approximately $3.5 million was charged to the audio segment and $900,000 to the video segment.

In future filings, we would incorporate the following disclosure in accordance with paragraph 26 (a) of SFAS 144: In conjunction with the Dolphin transaction, we evaluated the carrying amount of long-lived assets based on future estimated cash flows for each reporting unit. An impairment is recognized when the undiscounted expected future cash flows derived from an asset are less than its carrying amount. Impairment losses are measured as the amount by which the carrying value of an asset exceeds its fair market value and are recognized in earnings. We also continually evaluate the estimated useful lives of our long-lived assets and periodically revise such estimates based on current events. In the third quarter of 2005, we determined that the useful lives of our bridging equipment were less than we had originally estimated. During the third quarter of 2005, $1.3 million was charged to operations due to impairments of long-lived tangible assets. During the fourth quarter, we analyzed our fixed assets based on third-party liquidation values. Both the manufacturer of the bridging equipment and Quist Financial, Inc. were utilized. As a result of the fourth quarter analysis, we determined that an additional impairment charge of $3.2 million was required. For 2005 impairment charges overall, approximately $3.5 million was charged to the audio segment and $900,000 to the video segment.

5.	We note your statement that the value of options was also adjusted by 37% for long term to expiration and marketability factors based on an independent evaluation of the value of your options. Please tell us why you believe this 37% adjustment is appropriate per SFAS 123. Refer to you basis in accounting literature.

Per 10K: The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The following are weighted-average assumptions for 2005, 2004 and 2003: risk-free interest rate of 3.0% in 2005, and 2.5% in 2004 and 2003; a dividend yield of 0%; volatility factors of the expected market price of the Company’s common stock of 0.97; and a weighted-average expected life of the option of 5.0 years. The value of options was also adjusted by 37% for long term to expiration and marketability factors based on an independent evaluation of the value of our options.

In future filings, we would incorporate the following disclosure in accordance SFAS 123: The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model. The following are weighted-average assumptions for 2005, 2004 and 2003: risk-free interest rate of 3.0% in 2005, and 2.5% in 2004 and 2003; a dividend yield of 0%; volatility factors of the expected market price of the Company’s common stock of 0.97; and a weighted-average expected life of the option of 5.0 years. The value of options was also adjusted by 37% for long term to expiration and marketability factors based on an independent evaluation of the value of our options. In 2003, Quist Financial Inc. reviewed our warrant agreements, and established the fair market value for warrants issued, and we projected those assumptions to our stock options. We feel that the Black-Scholes model does not take into account the features and volatility of ACT stock. The market price of our common stock is highly volatile. For example, from January 1, 2002 through December 31, 2003 our stock price ranged from a high of $8.68 to a low of $.65, and closed on December 31, 2003 at $1.08. In late 2005, we were delisted and have subsequently been traded on the Pink Sheets. We believe these to be pertinent factors that are necessary to reasonably estimate the value of our stock options as allowed in SFAS 123 paragraph 22.

6.	We note your reference to independent evaluation with respect to the valuation of your stock options. While you are not required to refer to this independent third part valuation consultant, when you do, you should disclose the name of the expert. If you decide to delete your reference to the independent third party valuation consultant, please revise the disclosures to explain the theoretical modes and assumptions used by you to determine the valuation. Please apply this comment to all areas of your financial statements where you have mentioned independent third-party valuations / appraisals.

Please see our updated responses to questions 4 and 5.

7.	In regard to your restructuring costs, please provide disclosure per paragraph 20 of SFAS 146.

Per 10K: We began a major restructuring in late 2004 to obtain operating efficiencies and achieve cost reductions. It includes the consolidation of operating centers in both Europe and North America. During 2005, we recognized $2.2 million of operating costs related to restructuring. This consists of $1.4 million for lease abandonment costs, $634,000 for severance and other labor related costs, and $190,000 for other costs.

In future filings, we would incorporate the following disclosure in accordance with paragraph 20 (a) of SFAS 146: We began a major restructuring in late 2004 to obtain operating efficiencies and achieve cost reductions. It includes the consolidation of operating centers in both Europe and North America. During the 2005, we recognized $2.2 million of operating costs related to restructuring: $831,000 in the first quarter, $904,000 in the second quarter, $322,000 in the third quarter and $143,000 in the fourth quarter. The following table shows a breakout of these costs:

	Restructuring Costs (000s)
	Quarter 1	Quarter 2	Quarter 3	Quarter 4	Total 2005
Lease abandonment	$255	$710	$318	$93	$1,376
Severance	509	75	0	50	634
Other	67	119	4	0	190

Total	$831	$904	$322	$143	$2,200

**Please note that when responding to this item, we discovered that certain amounts had been moved between categories over the quarters, so that the disclosure above does not necessarily tie to our individual quarterly filings, however, we consider these differences immaterial.

8.	We note your statement that holders of shares issued upon the exercise of warrants have piggy-back rights to registration and certain investors have demanded registrations rights. Tell us how you considered SFAS 133 and EITF 00-19 with regard to your warrants and the registration rights associated with the warrants.

Per 10k: All warrants are also subject to customary anti-dilution provisions and to adjustment in the event of stock splits, stock dividends, consolidations, and the like. Holders of shares issued upon the exercise of these warrants have piggy-back rights to registration and certain investors have demand registration rights

Response: We initially considered SFAS 133 and EITF 00-19 when the preferred stock was originally issued, and recorded as an equity instrument. The Company believes, in accordance with the provisions of SFAS 133, specifically paragraphs 6c, 12a and 57(b) 3 of Appendix A, that “the economic characteristics and risks of the embedded derivative instrument are clearly and closely related to the economic characteristics and risks of the host contract.” The warrants, as embedded instruments, closely resemble the preferred stock, so we also consider them to be equity instruments. We are meeting all the requirements of the offering. The warrants have been registered, and any costs incurred in their exercise are not significant and are hard to estimate, so have not been recorded as debt.

9.	We are unable to reconcile your cash flows from financing activities to the footnotes in your financial statements. Please tell us what is included in each line item under your cash flows from financing activities. Also, disclose this information in either the footnotes to your financial statements or in your liquidity section of the MD&A.

Per 10Q: Net cash provided by financing activities was $3.0 million. This primarily consisted of $3.8 million from the proceeds of the sale of Series AA preferred stock to non-Dolphin shareholders offset by the repayment of the bridge loan and net other current debt payments of approximately $800,000.

In future filings, we would provide the following: Net cash provided by financing activities was $3.0 million. This primarily consisted of $3.8 million from the proceeds of the sale of Series AA preferred stock to non-Dolphin shareholders offset by the repayment of the bridge loan, borrowings on the line of credit of $15.1 million, paydowns on the line of credit of $15.7 million and net other current debt payments of approximately $200,000.

ACT Teleconferencing, Inc. acknowledges that

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	SEC staff comments or changes to disclosure in response to SEC staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert SEC staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or require additional information, please do not hesitate to contact me at (303) 233-3500.

Sincerely,

Rick Fresia

Chief Financial Officer